Exhibit 4.43

Barclays Bank PLC £4.05 billion Mandatorily Convertible Notes (the MCNs)

Issuer:	Barclays Bank PLC (BBPLC)

Securities Offered:	Mandatorily Convertible Notes due 2009 convertible into Ordinary Shares

Issue Size:	£4.05 billion

Currency:	Pounds Sterling

Form and Denomination:	Bearer form in denominations of £50,000

Status:	Senior Unsecured

Issue Price:	100%

Mandatory Conversion Date:	30th June 2009

Maturity Date:	30th September 2009

Coupon:	9.75%, payable quarterly in arrear. A short first coupon of £441.96 per MCN is payable on 30 December 2008

Mandatory Conversion:	Unless previously purchased and cancelled or converted, each MCN will be mandatorily and automatically converted on the Mandatory Conversion Date for such number of Ordinary Shares as results from dividing the principal amount of the MCN by the Conversion Price in effect on the Mandatory Conversion Date (rounded down to the nearest whole number of Ordinary Shares). Holders of MCNs shall not be entitled to receive fractions of an Ordinary Share and shall not be entitled to receive a cash payment in lieu thereof

Optional Conversion Right:	Each holder of an MCN shall have the right at any time from the business day following the Closing Date until the close of business on the fifth business day prior to the Mandatory Conversion Date (the Optional Conversion Period) to convert each MCN for such number of Ordinary Shares as results from dividing the principal amount of the MCN by the Conversion Price in effect on the conversion date (rounded down to the nearest whole number of Ordinary Shares). Holders of MCNs shall not be entitled to receive fractions of an Ordinary Share and shall not be entitled to receive a cash payment in lieu thereof

Conversion Price:	153.276 pence, representing a 22.5% discount to the average of the closing middle market quotations of an Ordinary Share as derived from the Daily Official List on 29th and 30thOctober 2008 (the Average Barclays Closing Price), subject to adjustment as described below

Adjustment to the Conversion Price:	The issue of new Ordinary Shares or certain other securities and rights of the Company, at any time during the period commencing on the issue date and ending on the date on which a holder exercises its Optional Conversion Right or on the Mandatory Conversion Date, at a price (the Future Placing Price) lower than the then current Conversion Price will (subject to exceptions for Ordinary Shares issued pursuant to employee share schemes, under the Warrants or as a result of certain corporate events) result in a downward adjustment to the Conversion Price (subject to a minimum Conversion Price of the then par value per Ordinary Share (currently 25 pence)) so that it equals the Future Placing Price. The Conversion Price will also be subject to adjustment if the Company distributes an extraordinary dividend or if certain dilutive events occur, including bonus issues, rights issues or an adjustment to the nominal value or redenomination of the Ordinary Shares

Fees and commissions:	Arrangement fee of £66 million payable to Qatar Holding. Commitment fee of 4% payable to Qatar Holding, Challenger and HH Sheikh Mansour Bin Zayed Al Nahyan, such that Qatar Holding will receive £20 million, Challenger will receive £12 million and HH Sheikh Mansour Bin Zayed Al Nahyan will receive £80 million

Closing & Settlement Date:	The third business day after the date on which the requisite shareholder approvals are received

Regulatory Approvals and Filings:	Each of Qatar Holding and the entity representing the beneficial interests of HH Sheikh Mansour Bin Zayed Al Nahyan has given undertakings to the Company not to deliver a conversion notice in respect of its MCNs unless and until, if and to the extent that the consequent conversion would result in its total shareholding (aggregated with certain of its related parties) in the Company reaching 10% or more of the shares of or voting power in, or it otherwise being deemed to exercise “control” (as defined under applicable US law and regulation) over, the Company, it and the Company have made all filings and registrations with, and obtained all approvals or authorisations from, governmental and regulatory authorities necessary or advisable for the conversion of its MCNs into Ordinary Shares

Failure by a holder of MCNs on Mandatory Conversion:	In the event that a holder of MCNs does not deliver a conversion notice and confirm its instructions to transfer its interest in the MCNs to the paying and conversion agent and pay the conversion expenses to BBPLC on or prior to 4 business days prior to the Mandatory Conversion Date, the Ordinary Shares to which such holder is entitled will be issued to the trustee of the MCNs (or one or more other duly appointed nominees) or as the trustee may direct on the Mandatory Conversion Date and sold by or on behalf of the trustee (or such nominees) as soon as practicable. Subject to the deduction of costs and expenses, the net proceeds of sale shall be distributed rateably to the relevant holders

Taxation:	Payments in respect of MCNs will be made subject to any withholding or deduction for or on account of taxes or as required by law. There is no requirement to pay any additional or further amounts to holders in respect of such withholding or deduction

Governing Law:	English Law

Listing of the MCNs:	Applications to be made for admission to listing on the Official List of the UK Listing Authority and to trading on the London Stock Exchange. Admission and commencement of dealings expected to commence from 28th November 2008. Offered outside the United States in reliance on Regulation S